BUC$
  FEDERAL
    BANK

www.bucsfederal.com

July 18, 2005


Mr. John P. Nolan
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, D.C.  20549


Dear Mr. Nolan:

In response to the staff's letter of comment, dated July 1, 2005, regarding our Annual Report on Form 10-KSB for the fiscal year ending December 31, 2004, we submit the following information.

The agreement with Carefirst that is referenced in our Note #15 to the consolidated financial statements at December 31, 2004 is the result of the long-standing relationship between BUCS Financial Corp's principal subsidiary, BUCS Federal Bank ("BUCS"), and Carefirst of Maryland, Inc. ("CFMI") and its predecessors.

BUCS was originally chartered in 1970 as Maryland Blue Cross and Blue Shield Employees Federal Credit Union primarily serving the employees of a predecessor to CFMI. It is commonplace within the credit union industry for the credit union to receive facility space from a "sponsoring" organization in order to provide its services to employees of that sponsoring organization. A sponsoring organization does not maintain any control over the credit union and the credit union and sponsoring organization are separate and distinct entities. Consistent with this common practice BUCS was provided space within CMFI's operation while acting as a credit union. In 1998, BUCS converted its charter to that of a federal mutual thrift in order to expand its service capabilities and open additional branch offices outside of CFMI. In 2001, BUCS converted to a stock form as a wholly owned subsidiary of BUCS Financial Corp. Throughout these charter changes BUCS has continued to serve the employee population of CFMI and still serves a high percentage of CFMI employees as their primary financial institution.

In July 2002 BUCS and CFMI entered into a formal lease for space that BUCS occupied at CFMI's headquarters building at 10455 Mill Run Circle, Owings Mills, Maryland in order to provide continued financial services to CFMI employees. This agreement for this space allocation expires in 2009. In consideration for the space, BUCS provides several administrative services for CFMI and its employees without imposing fees or

10802 Red Run Boulevard o Owings Mills, Maryland 21117 o PHONE: (443) 394-0047 o FAX: (443) 394-6684
10455 Mill Run Circle o Owings Mills, Maryand 21117 o PHONE: (410) 998-5304 o FAX: (410) 998-6674
8620 Snowden River Parkway o Columbia, Maryland 21045 o PHONE: (443) 285-0539 o FAX (443) 285-0156
8801 Columbia 100 Parkway o Columbia, Maryland 21045 o PHONE: (410) 720-3115 o FAX: (410) 884-0684

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charges  to CFMI  for  such  services.  Examples  of the  services  provided  in consideration for the allocation of space include:

o To collect over-the-counter payments from individual CFMI subscribers by credit, cash, or check
o To maintain depository accounts for CFMI treasury and redeem petty cash vouchers
o To provide banking services for the cafeteria and other commercial services located on-site.
o To Market CFMI services to CFMI subscribers as they make payments to BUCS tellers
o To provide other services of benefit to employees and BUCS customers as agreed upon between the parties from time to time
o To provide on-site cashier and various human resource related services such as:
          o    Check cashing within BUCS predefined limits
          o    Postage stamp sales
          o    Discount amusement park ticket sales
          o    Motor vehicle purchase certification programs
          o Assistance in coordinating certain special employee functions such as tickets to entertainment events
          o Work with HR to provide other financial services that may benefit employees
          o    Armored courier services

CFMI estimates that these services provided by BUCS saves them approximately $179,000 per year in administrative costs and has suggested that this savings justifies the allocation of space to BUCS. A market study at the time the lease was signed showed cost per square foot of the retail space occupied by BUCS was approximately $41.00 per square foot with BUCS occupying approximately 2900 square feet of space. This market value assessment indicated an annual occupancy expense of approximately $120,000 per year should BUCS have to lease the space on the open market

All agreements with CFMI have been consummated in arms-length transactions and whose terms are consistent with commercial market rental rates and terms in the marketplace. Today, and at the time the formal lease agreement was signed, CMFI and BUCS operated as independent organizations with neither having a controlling interest over one or the other.

The accounting guidance used to recognize this lease agreement in APB 29 is consistent with BUCS recognition of the exchange of nonmonetary assets at market value. BUCS recognizes the monetary consideration of the leasehold expense ($120,000) and a related fee ($120,000) that would otherwise be charged CFMI for the services provided per APB 29 paragraph 22.

         The exchanges of nonmonetary assets that would otherwise be based on recorded amounts (paragraph 21) may include an amount of monetary consideration. The Board believes that the recipient of the monetary consideration has realized gain on the exchange to the extent that the



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         amount of the monetary  receipt  exceeds a  proportionate  share of the recorded amount of the asset surrendered. The portion of the cost applicable to the realized amount should be based on the ratio of the monetary consideration to the total consideration received (monetary consideration plus the estimated fair value of the nonmonetary asset
         received)  or,  if  more  clearly  evident,   the  fair  value  of  the
         nonmonetary asset transferred. The Board further believes that the entity paying the monetary consideration should not recognize any gain on a transaction covered in paragraph 21 but should record the asset received at the amount of the monetary consideration paid plus the recorded amount of the nonmonetary asset surrendered. If a loss is indicated by the terms of a transaction described in this paragraph or in paragraph 21, the entire indicated loss on the exchange should be recognized.

The company acknowledges that it is responsible for the adequacy and accuracy of disclosure in public filings. It further acknowledges that SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the staff's comments. Please do not hesitate to call me or Matthew Ford, our Chief Financial Officer, at 410-998-5304 ext 5961 and 3821, respectively, if you should have any additional questions or require additional information.

Sincerely,

/s/Herbert J. Moltzan

Herbert J. Moltzan
President and Chief Executive Officer
BUCS Financial Corp.